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                                  EXHIBIT (14)




                                  SOFTECH, INC.

                           CODE OF ETHICS FOR OFFICERS



INTRODUCTION

This Code of Ethics for Officers of SofTech, Inc. (the "Company") to deter wrongdoing and promote honest and ethical conduct, proper disclosure of financial information in the filings with, or submissions to, the Securities and Exchange Commission (the "SEC") and in other public communications made by the Company, and compliance with applicable laws, rules, and regulations by the Company's principal executive officer, president, principal financial officer and all vice presidents (the "Officers"). This Code of Ethics is intended to ensure compliance with the legal requirements of Section 406 of the Sarbanes-Oxley Act of 2002 and the SEC rules promulgated thereunder.

PRINCIPLES AND PRACTICES.

In performing his or her duties, each Officer must:

(1) Maintain high standards of honest and ethical conduct in all dealings with other employees, customers, and suppliers of the Company and with other third parties, including the Company's independent auditors, on behalf of the Company;

(2) Avoid any actual or apparent conflict of interest between personal and professional relationships. A conflict of interest exists where the interests or benefits of one person or entity conflict with the interests or benefits of the Company;

(3) Take reasonable measures to protect the confidentiality of non-public information about the Company or its customers or suppliers and prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process;

(4) Maintain all Company accounting records and reports derived from them in accordance with applicable laws, in a manner that fully, fairly, and accurately reflects the transactions or occurrences to which they relate and assures that they fairly and accurately reflect in reasonable detail the Company's assets, liabilities, revenues and expenses and do not contain any false or intentionally misleading entries. In this regard, compliance with the Company's system of internal controls is required at all times;

(5) Endeavor to assure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with or submits to the SEC and in other public communications made by the Company;


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(6) Comply with and take reasonable action to cause others to comply with all applicable governmental laws, rules, and regulations; and

(7) Promptly report suspected violations of this Code of Ethics by Officers to the Audit Committee, which may be done anonymously.

WAIVER AND AMENDMENTS OF THE CODE

Any request for a waiver of any provision of this Code must be in writing and addressed to the Audit Committee. Any waiver of this Code will be disclosed promptly in accordance with the rules of the SEC and any other requirement then in effect.

Any amendment of any provision of this Code must be approved in writing by the Company's Board of directors and disclosed promptly in accordance with the rules of the SEC and any other requirement then in effect.

COMPLIANCE AND ACCOUNTABILITY

The Audit Committee will regularly assess compliance with this Code, report material violations to the Board of Directors, and recommend to the Board appropriate action to assure accountability for violation of this Code by any Officer.


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